OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Auerbach Grayson and Company LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20W 55th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David S Grayson	212-453-3553	david@agco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith & Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway , 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David S Grayson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Auerbach Grayson and Company LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHARON GAVIRIA
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01GA6171383
MY COMMISSION EXPIRES 07 23 2027

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUERBACH GRAYSON AND COMPANY LLC

Statement of Financial Condition

DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Auerbach Grayson and Company LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York
April 12, 2024

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

AUERBACH GRAYSON AND COMPANY LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

AUERBACH GRAYSON AND COMPANY LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	1,119,967
Restricted cash		2,077
Due from clearing broker		238,878
Commission receivable		556,098
Furniture and equipment, net of accumulated depreciation and amortization of $369,921		14,217
Prepaid expenses and other assets		191,676
Right-of-Use asset		1,290,049
Total Assets	$	3,412,962

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to broker	$	69,817
Accrued commissions payable		524,915
Accounts payable and accrued expenses		338,794
Lease Liability		1,398,298
Total Liabilities		2,331,824

Commitments

Member's equity		1,081,138
Total liabilities and member's equity	$	3,412,962

The accompanying notes are an integral part of these financial statements.   CONFIDENTIAL

1. **NATURE OF BUSINESS**

   Auerbach Grayson and Company LLC ("AG" or the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to introduce global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6. In addition, the Company clears its U.S. based transactions on a fully disclosed basis through Pershing LLC through July 31, 2023. On August 1, 2023, the Company established a new fully disclose clearing agreement with AXOS Clearing LLC ("AXOS"). The liability of the member is limited to its capital balance.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting

   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Liquidity

   The Company has experienced losses from operations and continues to take steps to increase its sources of high margin generating revenues and reallocating resources accordingly within the firm in addition to scaling back on non-critical costs.

   The Company's Member also has the ability and financial wherewithal to ensure the Company can continue to operate and meet its obligations for at least twelve months from the issuance of the financial statements and maintain sufficient net capital, which may include capital or debt contributions and/or other measures, as needed.

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash

   The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. The Company has not experienced any losses in such accounts and as of the date of issuance of these financial statements, the Company believes it has mitigated exposure to significant credit risk. In

2

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $6,995 held in a foreign currency.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits.

Fair Value of Financial Instruments

The Company's cash and restricted cash are classified as Level I and due from clearing broker, commissions receivable and commissions payable, are classified as Level II. The recorded amount of these assets and liabilities approximates their fair values principally because of the short-term nature of these items.

Revenue

Commissions

The Company introduces its customers to its U.S. clearing broker and as a chaperone to its network of foreign brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Revenue is recognized the commissions recorded during a month are invoiced to customers at the end of each month using the end of month currency exchange rate. The Company has no contract-related assets or liabilities.

Fee income

The Company compiles and distributes financial equity research reports to U.S. Institutional Investors; revenues are earned from direct billing related to the distribution of these reports. The Company recognizes revenue related to fee income when the financial equity research reports are delivered or online access is established, the price is agreed upon and the benefit of information contained within the report is available to the customer.

Other Income

The Company provides corporate access and connects analysts, company executives and institutional investors via conferences and roadshows. In the normal course of business, the Company will also act as a placement agent or finder in private placement or equity securities under regulation D or Rule 144A on behalf of foreign issuers.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Due from Clearing Broker

The receivable from the clearing broker arises in the ordinary course of business and is pursuant to clearing agreements with the clearing firm and includes cash and net amounts receivable for securities transactions that have settled. Receivable from clearing broker includes a clearing deposit of $100,000 that the Company maintains with its clearing broker.

Commission Receivable

Commission receivables represent receivables from foreign broker dealers. Commissions receivables are generally due within 30 days or less.

Current Expected Credit Losses

The Company follows ASC Topic 326, Financial instruments -Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are or expected credit losses in certain circumstances (e.g. based on relevant information about past events, current conditions, and reasonable and supportable forecasts).

The Company's receivables from broker dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company's conclusion was that an allowance for credit losses was not required on the Company's expectation for the collectively of the receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectively in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement ad expectation of collection in accordance with industry standards. At December 31, 2023, an allowance for credit losses was not considered necessary.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation

Depreciation of furniture and equipment is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Transaction in foreign currencies

The Company's functional base currency is U.S. dollar. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction losses included in commission clearance and execution charges, totaled $85,043 in 2023.

Subsequent Events

Management performed an evaluation of subsequent events through April 12, 2024, which is the date the financial statements were issued. On February 14, 2024 the Company filed a Net Capital deficiency notice pursuant 17a-11(a)(1) and since then become compliant with this requirement. The Member is in discussions with an investor to sell its ownership interest in the Company.

3. OPERATING LEASE RIGHT - OF- USE ASSET AND LIABILITY

The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate.

Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

The Company's incremental borrowing rate for its lease is 2.650%, which is the rate of interest it would have to pay at the time the lease was entered into a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The accompanying notes are an integral part of these financial statements.   CONFIDENTIAL

3. **OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY (CONTINUED)**

On June 13, 2022, the Company entered into a new lease for office space. By an agreement dated. The lease became effective June 13, 2022, and expires December 31, 2028. The lease requires a security deposit of $147,696. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2028 are as follows:

Year		Amount
2024	$	283,065
2025		289,434
2026		295,946
2027		302,605
2028		299,398
Total undiscounted lease payments		1,470,448
Less imputed interest		(92,703)
Lease liability	$	1,377,745

4. **INCOME TAXES**

The Company is a single member limited liability company. As a pass-through entity, the member is responsible for the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax. For the year ended December 31, 2023, the Company had no unincorporated business tax expense.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized tax benefit.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

The accompanying notes are an integral part of these financial statements.   CONFIDENTIAL

5. EMPLOYEE RETIREMENT PLAN

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. For the year ended December 31, 2023, the Company contributed approximately $70,000. As of December 31, 2023, the Company had approximately $8,000 as accrued liabilities to the plan.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3 and it's U.S. clearing firm pursuant to the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

7. MEMBER'S EQUITY

The Company is owned 100% by HDH GLOBAL LLC, a Delaware limited liability company.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2023, the Company had net capital of $ 1,059,620 which was $809,620 in excess of its required net capital of $250,000. The Company's aggregate indebtedness percentage was 98.32%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule

9. LEGAL AND REGULATORY PROCEEDINGS

The Company may be subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of

The accompanying notes are an integral part of these financial statements.   CONFIDENTIAL

9. LEGAL AND REGULATORY PROCEEDINGS (CONTINUED)

such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the company is unable to estimate a range of reasonably possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in the aggregate, should not be reasonably likely to have a material adverse effect on the Company's financial condition.

10. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

In 2022, the company borrowed $700,000 under subordinated agreements, in 2023 the subordinated debt and accrued interest were exchanged for stake in the Company.

The subordinated loans, approved by FINRA, mature as follows:

Maturity Date	Original Principal	Accrued Interest	Amount Due at Maturity
3/17/2022	$175,000	$41,569	$216,569
10/28/2022	525,000	90,329	615,329
	$700,000	$131,918	$831,898

The accompanying notes are an integral part of these financial statements.   CONFIDENTIAL